                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                          Commission File Number
                                                                         0-11201

                           NOTIFICATION OF LATE FILING

(Check One):  [ ]  Form 10-K   [ ]  Form 20-F    [ ]  Form 11-K   [X]  Form 10-Q
              [ ]  Form 10-D   [ ]  Form N-SAR   [ ]  Form N-CSR

For Period Ended:                         July 1, 2006
                 ---------------------------------------------------------------

    [  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
    [  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------
  Read instruction (on back page) before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________

                         PART I. REGISTRANT INFORMATION

Full name of registrant:                Merrimac Industries, Inc.
                         -------------------------------------------------------

Former name if applicable:
                           -----------------------------------------------------

Address of principal executive office (Street and number):   41 Fairfield Place
                                                           ---------------------

City, State and Zip Code:               West Caldwell, NJ 07006
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                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X]       on or before the 15th calendar day following the prescribed due date;
          or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D,
N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to unanticipated delays in the compilation and analysis of certain information required to be included in the Form 10-Q, and in the completion of the drafting of Management's Discussion and Analysis of Financial
     Condition and Results of Operation included in the Form 10-Q for filing, the Registrant is unable to file its Form 10-Q for the period ended July 1,
     2006 within the prescribed time period without unreasonable effort and expense.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Robert V. Condon               (973)                575-1300
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              (Name)                 (Area code)        (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Sales for the second quarter of 2006 were $8,251,000, a $682,000 or a 9.0 percent increase compared to the second quarter of 2005 sales of $7,569,000.
Sales increased due to the shipment of a $750,000 order to a significant military customer and $1,200,000 of revenue recognized in connection with the early close out of a fixed price customer contract, offset by a sales reduction in the microwave micro-circuitry segment of $650,000 due to delays in renewals of the segment's defense orders. Gross profit for the second quarter of 2006 was
$3,710,000, an increase of $442,000 or 13.5 percent and was 45.0 percent of sales as compared to gross profit of $3,268,000 or 43.2 percent of sales for the second quarter of 2005. Second quarter 2006 gross profit includes $1,200,000 of revenue recognized from the early contract close out as to which second quarter expenses were approximately $140,000 because the Company had ceased work when the contract ended. Gross profit percent in the second quarter of 2006 increased from the second quarter of 2005 due to the revenue recognized as a result of the early contract close out previously mentioned.

     Operating income for the second quarter of 2006 increased $133,000 to
$549,000 compared to operating income of $416,000 for the second quarter of 2005 due to revenue recognized as a result of the early contract close out previously mentioned. Operating income for the second quarter of 2006 included a non-cash charge of $35,000 for share-based compensation expense resulting from the adoption of SFAS No. 123R at the beginning of fiscal year 2006. Net income for the second quarter of 2006 was $529,000 or $.17 per diluted share compared to net income of $332,000 or $.10 per diluted share for the second quarter of 2005.

     For the first six months of 2006 sales of $14,482,000 decreased $345,000 or
2.3 percent compared to sales of $14,827,000 for the first six months of 2005.
Sales for the first six months of 2006 were lower than the first six months of
2005 primarily due to the lower bookings levels received during the second half of 2005 and the first quarter of 2006 as compared to comparable prior periods from delays in space and defense programs. 2006 sales included a sales reduction in the microwave micro-circuitry segment of $640,000 due to delays in renewals of the segment's defense orders, offset by the revenue recognized as a result of the early contract close out previously mentioned. Gross profit for the first six months of 2006 was $6,112,000, a decrease of $191,000 or 3.0 percent and was
42.2 percent of sales as compared to gross profit of $6,303,000 or 42.5 percent of sales for the first six months of 2005.

     Operating income for the first six months of 2006 was $93,000 compared to operating income for the first six months of 2005 of $599,000. The reduction in operating income for the first six months of 2006 as compared to the first six months of 2005 was due to

the lower gross profit from the decrease in sales, partially offset by revenue recognized as a result of the early contract close out previously mentioned, and due to higher selling, general and administrative expenses compared to the first six months of 2005. Operating income for the first six months of 2006 included a non-cash charge of $79,000 for share-based compensation expense resulting from the adoption of SFAS No. 123R. Net income for the first six months of 2006 was
$89,000 or $.03 per diluted share compared to net income of $416,000 or $.13 per diluted share for the first six months of 2005. Net income for the first six months of 2006 also included a tax benefit of $48,000 or $.02 per share representing refundable Canadian provincial technology tax credits for which the
Company has qualified.

                            Merrimac Industries, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       August 16, 2006                   By: /s/ Robert V. Condon
      ----------------------------                ------------------------------
                                              Name:  Robert V. Condon
                                              Title: Vice President, Finance and
                                                     Chief Financial Officer